Exhibit 99.4

June 13, 2013

Boards of Directors

Prudential Mutual Holding Company

Prudential Bancorp, Inc. of Pennsylvania

Prudential Savings Bank

1834 West Oregon Avenue

Philadelphia, PA 19145

Re:	Plan of Conversion and Reorganization
Prudential Mutual Holding Company
Prudential Bancorp, Inc. of Pennsylvania
Prudential Savings Bank

Dear Board Members:

All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Conversion and Reorganization (the “Plan”) adopted by the Board of Directors of Prudential Mutual Holding Company (the “MHC”), Prudential Bancorp, Inc. of Pennsylvania (“PBIP”) and Prudential Savings Bank, which are all based in Philadelphia, Pennsylvania. The Plan provides for the conversion of the MHC into the stock form of organization. Pursuant to the Plan, the MHC will be merged into PBIP and PBIP will merge with Prudential Bancorp, Inc., a newly formed Pennsylvania corporation (the “Company”), with the Company as the resulting entity and the MHC will no longer exist. As part of the Plan, the Company will sell shares of common stock in an offering that will represent the ownership interest in PBIP now owned by the MHC. The existing publicly held shares of PBIP will be exchanged for new shares of common stock of the Company. All shares offered for sale are offered at a price of $10.00 per share.

We understand that in accordance with the Plan, subscription rights to purchase shares of the Conversion Stock are to be issued to (i) Eligible Account Holders; (ii) the Employee Stock Ownership Plan; (iii) Supplemental Eligible Account Holders; and (iv) Other Depositors together collectively referred to as the “Recipients”. Based solely on our observation that the subscription rights will be available to such Recipients without cost, will be legally non-transferable and of short duration, and will afford the Recipients the right only to purchase shares of Conversion Stock at the same price as will be paid by members of the general public in the Community Offering or Syndicated community Offering, if any, but without undertaking any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue, we are of the belief that:

(1)	the subscription rights will have no ascertainable market value; and
(2)	the price at which the subscription rights are exercisable will not be more or less than the pro forma market value of the shares upon issuance.

20 Church Street ● P.O. Box 323 ● Liberty Corner, NJ 07938-0323 ● Tel: 908.604.9336 ● Fax: 908.604.5951 finpro@finpronj.com ● www.finpronj.com

Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the Company’s value alone. Accordingly, no assurance can be given that persons who subscribe to shares of Conversion Stock in the Conversion will thereafter be able to buy or sell such shares at the same price paid in the Subscription Offering.

Very Truly Yours,

FinPro, Inc.

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